February 23, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention: Larry Spirgel, Assistant Director

Re:	DeVry Education Group Inc.

Form 10-K for the Year ended June 30, 2014

Filed August 27, 2014

Form 10-Q for the Six Months ended December 31, 2014

Filed February 5, 2015

File No. 1-13988

Dear Mr. Spirgel:

We are in receipt of your comment letter dated February 9, 2015 to DeVry Education Group Inc. (“DeVry Group”). On behalf of DeVry Group, we have addressed your comment letter by reproducing each comment below in bold text and providing DeVry Group’s response immediately following. We have also provided supplemental information as requested or where we believe appropriate to the response.

Form 10-K for the Year ended June 30, 2014

Financial Aid and Financing Student Education, page 27

1.	Refer to the table summarizing the funding source as a percentage of revenue. Please provide us with a breakdown of the 32% tuition payments related to “Student accounts, cash payments, private scholarships, employer and military provided tuition assistance and other” per geographical area.

DeVry Education Group • 3005 Highland Parkway • Downers Grove, IL 60515 • 630.515.7700 • devryeducationgroup.com

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DeVry Group’s Response

The following table summarizes, by geographical area, DeVry Group’s tuition payment funding from student accounts, cash payments, private scholarships, employer and military provided tuition assistance and other as a percentage of total revenue for fiscal year 2013 (in thousands).

Funding Source:	Domestic	Brazil	Dominica, St. Kitts and St. Maarten	Other	Total
Student accounts, cash payments, private scholarships, employer and military provided tuition assistance and other	$471,599	$98,531	$52,139	$6,542	$628,811
% of Total Consolidated Revenue	24.0%	5.0%	2.7%	0.3%	32.0%

Information about Particular Government Financial Aid Programs, page 27

Information about Other Financial Aid Programs, page 29

Brazilian Government Financial Aid Programs, page 30

2.	We note that DeVry Brasil students are eligible for loans under Brazil’s FIES public loan program which is financed by the Brazilian government and PROUNI, a Brazilian governmental program which provides scholarships to a portion of the undergraduate students under certain conditions. Please tell us how these programs work, including but not limited to:

•	criteria for the student to obtain or earn the government aid;
•	whether the institution needs to return any of the funds in the event the student withdraws from the course;
•	whether the student is responsible for any tuition fees after withdrawal from the course

DeVry Group’s Response

FIES (“Fundo de Financiamento Estudantil” or “Student Financing Fund”) provides government-funded financing for students, with DeVry Brasil paying a participation fee based on the amount of funding provided. PROUNI (“Programa Universidade para Todos” or “University for All” Program) is a government tax program, which encourages institutions to provide students financial assistance in the form of discounts in return for federal tax incentives.

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In response to “criteria for the student to obtain or earn the government aid”

For the reported periods, eligibility for FIES was based on each student’s family monthly earnings and completion of the Exame Nacional do Ensino Médio (“ENEM”), which is a national test administered annually to high school students by the Ministério do Educação (“MEC” or “Ministry of Education”). Effective as of January 1, 2015, FIES loan recipients must also achieve a minimum score on the ENEM. Students with family monthly earnings up to 20 times the federal minimum wage are eligible to receive a portion of their tuition funded by FIES.

Eligibility for PROUNI is based on each student’s family monthly earnings. Participants in PROUNI are selected by MEC. Only students with family monthly earnings equal to or below 1.5 times the federal minimum wage are eligible to receive 100% of their tuition discounted through PROUNI, and only students with family monthly earnings equal to or below 3 times the federal minimum wage are eligible to receive 50% of their tuition discounted through PROUNI.

We will revise our future disclosures in Part 1 of the Form 10-K to clarify the PROUNI scholarship program as follows:

Brazilian Government Financial Aid Programs

PROUNI promotes the exchange of tuition discounts in private postsecondary education schools by granting federal tax incentives for the participating institutions.  No funds are received by DeVry Brasil nor the student from the federal government for the tuition discounts granted. Instead DeVry Brasil reduces income tax expense and its income tax liability for the amount of the discounts issued. Discounts reduce tuition by either 50% or 100%. The percentage depends on a certain set of rules defined by the Brazilian government based on family monthly earnings.

An identical disclosure will be added to the Form 10-K and Form 10-Q MD&A Income Taxes discussions.

In response to “whether the institution needs to return any of the funds in the event the student withdraws from the course” and “whether the student is responsible for any tuition fees after withdrawal from the course”

These two questions are answered on a combined basis in order to enhance the clarity of our responses.

DeVry Brasil institutions offer classes annually through two, six-month semesters. At the beginning of each semester, students enter into enrollment contracts with their particular DeVry Brasil institution. In accordance with these contracts, tuition is billed monthly in advance of each month of the semester, with the payment for the first month due by the start of each semester. If a student withdraws prior to the start of a semester, DeVry Brasil retains 20% of the first billed month’s tuition and, if paid, refunds the remaining 80% to the withdrawing student. After the start of a semester, if a student withdraws, DeVry Brasil retains 100% of the tuition billed through the month of withdrawal and ceases billing the student for additional months of the semester.

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FIES pays for student accounts no earlier than 45 days after the end of the month for which a student is billed. MEC will not fund under FIES student accounts payable for the semester if a student cancels their FIES contract at any time during that semester. If funds have already been transferred to the institution for a student who cancels a contract, future transfers of other FIES funds will be reduced by these previously transferred amounts. In these cases, the student becomes responsible for the outstanding balance, including all amounts previously paid by FIES funds, attributable to the semester of withdrawal.

PROUNI is based on tuition discounts, and no funds are received by DeVry Brasil nor the student from the federal government for the tuition discounts granted. If a student withdraws, DeVry Brasil will adjust their future tax benefits for any previous benefits taken for the withdrawn student. After a student withdraws, a student is only responsible for the discounted portion of their tuition billed during the month of their withdrawal.

3.	We note that as of June 30, 2014, approximately 41% of overall DeVry Brasil’s students financed their tuition under the FIES program while around 11% have obtained scholarships under the PROUNI program. Please tell us how the remainder of DeVry Brasil’s students finance their tuition.

DeVry Group’s Response

The remaining balance of tuition and fees not covered by FIES and PROUNI programs is the responsibility of the students who pay their tuition, as they attend classes, on a monthly basis.

4.	For each funding sources tell us how you evaluate the collectability of revenue when a student begins attending class.

DeVry Group’s Response

As stated above, DeVry Brasil is remunerated for tuition revenue by three primary sources: FIES, PROUNI and student self-payments. Generally, FIES funds are collected no earlier than 45 days after the completion of a month for which a student is billed. MEC will not fund under FIES student accounts payable for the semester if a student cancels their FIES contract at any time during that semester. If funds have already been transferred to the institution for a student who cancels a contract, future transfers of other FIES funds will be reduced by these previously transferred amounts. In these cases, the student becomes responsible for the outstanding balance, including all amounts previously paid by FIES funds, attributable to the semester of withdrawal. From time-to-time, there are some FIES funds that may not be collected for reasons that may include canceled or suspended contracts between MEC and the student. The loss rate on this funding is factored in the analysis of the total allowance for uncollectible accounts. PROUNI is a program which exchanges tuition discounts for a reduction in federal taxes. There is no collectability issue with this form of student financial assistance as the tax incentives are taken directly by the institution through a reduction of their federal tax remittances. An allowance for uncollectable accounts is established when revenue is recognized, based on historical loss rates on collections of accounts receivable, and revised periodically based on an analysis of the aging of accounts receivable. The provision for uncollectible accounts from FIES and student receivables not covered by financial aid represented 3.5% and 4.1% of net revenue in fiscal years 2014 and 2013, respectively.

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Critical Accounting Policies, page 75

Revenue Recognition, page 76

5.	Refer to the last sentence in the first paragraph of page 76. You state that the provision for refunds and the provision for uncollectible accounts are recognized in the same ratable fashion as revenue to most appropriately match these costs with the tuition revenue in that term. Please explain to us in detail why the provision for uncollectible accounts is recognized on the same ratable fashion as revenue. In this regard we note that this disclosure differs from similar disclosures on page 98. Please clarify this inconsistency.

DeVry Group’s Response

DeVry Group’s tuition revenue is recognized ratably over the period of instruction which varies within our Title IV-eligible institutions. As tuition and fees are billed, and revenue is recognized, a reserve for uncollectible tuition and fees is also established through our allowance for doubtful accounts process, and we record a related charge to bad debt expense based on historical collections experience. In addition, the allowance for uncollectible accounts is also determined by analyzing the current aging of accounts receivable, projections of future receivable levels and historical collections experience. We review this analysis on a monthly basis for each institution and adjust the provision for uncollectible accounts accordingly. To clarify, we are matching the provision for uncollectible accounts with the revenue generated in the period along with recording expense for changes in the status of receivable balances, some of which were initially recorded in prior terms. We will revise our future disclosures in the MD&A to be consistent with that in the disclosure on page 98 which states in part:

The provision for refunds, which is reported as a reduction to Tuition Revenue in the Consolidated Statements of Income, is recognized in the same ratable fashion as revenue to most appropriately match these costs with the tuition revenue in that term.

This disclosure eliminates the reference to the allowance for uncollectable accounts that appears in the MD&A on page 76.

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Consolidated Statement of Cash Flows, page 93

6.	Please refer to the line item “Provision for Refunds and Uncollectible Accounts”. It is unclear to us why refunds are shown as a reconciling item in the statement of cash flows. Please revise or advise.

DeVry Group’s Response

The provision for refunds is recorded as a reduction to revenue in the period that the tuition is earned, is a non-cash charge and, therefore, is included as a reconciling item in the Consolidated Statements of Cash Flows. The cash effect of the refunds is reported with the change in the net accounts receivable balance for the period under the “Changes in Assets and Liabilities, Net of Effects from Acquisition and Divestiture of Components” section of the Consolidated Statement of Cash Flows. Refunds are charged as a reduction of revenue based on historical refund rates in the same ratable fashion as revenue is earned. This may not match the actual payment of refunds.

Note 3 – Summary of Significant Accounting Policies, page 97

Revenue Recognition, page 98

7.	We note that the majority of your students fund their education through loans and/or grants received from U.S. federal financial aid programs established by Title IV of the Higher Education Act and regulations promulgated thereunder (“Title IV”). We understand that when a student, who has received Federal Student Aid, withdraws from the University prior to completing a course or payment period, the University may have a return to Title IV requirement. You state that if a student leaves school prior to completing a term, federal, state, and/or Canadian provincial regulations and accreditation criteria permit DeVry Group to retain only a set percentage of the total tuition received from such student, which varies with, but generally equals or exceeds, the percentage of the term completed by such student. Further you state payment amounts received by DeVry Group in excess of such set percentages of tuition are refunded to the student or the appropriate funding source.

To help us better understand your accounting policy; please provide us with the following information:

•	tell us how you determine that a student has withdrawn;
•	tell us if you reassess collectability of tuition and fees when a student withdraws from a course, the institution, or otherwise loses Title IV eligibility;
•	tell us about your historical collections experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility; and
•	tell us under what circumstances the accreditation criteria allows you to retain amounts in excess of the set percentage of tuition.

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In response to “Tell us how you determine that a student has withdrawn”;

We are able to determine that a student has withdrawn from either direct communication from the student informing us of his or her intent to withdraw or from a cessation in attendance or participation in the student’s courses. Students may voluntarily withdraw from a course or their program by notifying the designated office or official within each institution. Students may be administratively withdrawn from a course or program if they cease attending on-site classes or participating in on-line classes. Minimum attendance and participation standards are established within each of our institutions. Typically these standards require at least three substantive postings per week in on-line classes and no more than seven consecutive days of non-attendance in on-site classes. These standards are published in the institutions’ academic catalogs and student handbooks. Adherence to these standards is monitored by institution personnel and systems. Students who are subject to administrative withdrawal are promptly notified when attendance and participation standards have been violated. Students are permitted seven days to appeal the pending withdrawal action. Students with denied appeals or who fail to appeal are then administratively withdrawn. The withdrawal effective date, and the date used as a basis for any tuition refund calculation, is the last date any attendance or substantive on-line participation was recorded.

In response to “Tell us if you reassess collectability of tuition and fees when a student withdraws from a course, the institution, or otherwise loses Title IV eligibility”; and “Tell us about your historical collections experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility”

These two questions are answered on a combined basis in order to enhance the clarity of our responses.

Tuition revenue is deferred and recognized ratably over the period of instruction, which varies within our Title IV eligible institutions. Revenue is not recognized for students who enroll but never attend or participate in a course. Students who attend a course and subsequently withdraw from the course may be eligible for a refund of tuition charges based on the timing of their withdrawal and the institution’s refund policy. Based on our historical experience, a certain percentage of students will withdraw from courses or from the institution entirely and be entitled to a refund of their tuition. At the beginning of every term, the DeVry Group institutions establish refund allowances against accounts receivable balances based on historical refund rates. These allowances are reduced and charged as a contra-revenue over the course of a term in the same ratable fashion as the related revenue. Throughout the term, the refund provision estimate is updated to reflect actual refund experience to match the revenue in the term to which the refunds apply. If a partial refund is given to a student in accordance with the institution’s refund policy, the portion of the revenue which has been earned by the institution is recognized ratably over the period during which the student was enrolled.

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Students who withdraw from a portion of their courses, withdraw from an institution entirely or otherwise lose eligibility for Title IV funds often owe the institution for that portion of the course or program that was completed. We assess collectability of the student’s accounts receivable balance through our allowance for doubtful accounts process and record a related charge to bad debt expense based on our historical collections experience. A student, who has withdrawn from all of their courses for reasons which could include loss of Title IV eligibility, may return to the institution in subsequent academic terms. Prior to enrollment in such courses, these students are required to settle prior amounts owed to the institution or agree to appropriate payment plans. For students who have been withdrawn from a Title IV institution for multiple consecutive terms of nonattendance, we reassess collectability of any unpaid accounts receivable throughout the period of nonattendance and adjust our allowance for doubtful accounts as the risk of collectability increases over time. Most of the time, the amounts remaining unpaid after a student has withdrawn are significantly less than the original amount billed. Our consolidated bad debt expense as a percentage of net revenue for the year ended June 30, 2014 was 2.7 percent.

In response to “Tell us under what circumstances the accreditation criteria allows you to retain amounts in excess of the set percentages of tuition”

Our current disclosure requires some clarification as none of DeVry Group’s institutional accreditors specify a refund schedule and consequently, any tuition refund or revenue recognition is unaffected by accreditation criteria. However, each of DeVry Group’s institutional accreditors requires institutions provide for and publish a tuition refund policy for withdrawn students. DeVry Group’s tuition revenue is recognized ratably over the period of instruction which varies within our Title IV-eligible institutions. When a student withdraws from a course or the program, a tuition refund is calculated using institutional policy. Institutional policy generally provides for a stepped refund calculation depending on the week of withdrawal. For instance, DeVry University provides for a 90% tuition refund for complete program withdrawal in week one of an eight week term. In some instances the percentage of tuition we are allowed to retain is greater than the percentage of the term completed. In an instance where a student withdraws at the end of the third week, the revenue retained (62.5%) will exceed the ratable lapse of the term (50%). The U.S. refund requirements vary significantly by state. DeVry Group’s institution policies meet or, in the majority of our states of operations, exceed (i.e. more favorable to the student) state requirements. In instances where a student resides or enrolls in an institution located in a state that requires a refund rate greater than the institution’s standard rate, such withdrawn students are provided tuition refunds that meet the respective state requirements.

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We will adjust our future disclosures to clarify our refund policy and remove the reference to accreditation criteria specifying refund policy. Such disclosure will read as follows:

Notes to Consolidated Financial Statements

NOTE X:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Estimates of DeVry Group’s expected refunds are determined at the outset of each academic term, based upon actual experience in previous terms, and monitored and adjusted as necessary within the term. If a student leaves school prior to completing a term, federal and state regulations permit DeVry Group to retain only a set percentage of the total tuition received from such student, which varies with, but generally equals or exceeds, the percentage of the term completed by such student. Payment amounts received by DeVry Group in excess of such set percentages of tuition are refunded to the student or the appropriate funding source. All refunds are netted against revenue during the applicable academic term. Each of DeVry Group’s institutional accreditors requires institutions provide for and publish a tuition refund policy for withdrawn students.

An identical disclosure will be added to the Form 10-K, Item 7 - MD&A, Critical Accounting Policies discussion.

8.	Please disclose your refund policy. Also explain to us what do you mean by “All refunds are netted against revenue during the applicable academic term.”

DeVry Group’s Response

In response to: “Please disclose your refund policy.”

Based on our historical experience, a certain percentage of students will withdraw from courses or from the institution entirely and be entitled to a refund of their tuition or return of financial aid to the funding source. At the beginning of every term, the DeVry Group institutions establish refund allowances against accounts receivable balances based on historical refund rates. These allowances are reduced and charged as a contra-revenue over the course of a term in the same ratable fashion as the related revenue. Throughout the term, the refund provision estimate is updated to reflect actual refund experience to match the revenue in the term to which the refunds apply. DeVry Group tuition refund policies vary by institution and student status (undergraduate or graduate). Minimally, a student is entitled to a 25% tuition refund should they completely withdraw from their program at any point within the first 50% of any term of enrollment. Attendance and on-line participation is monitored by institutional staff. Tuition refund calculations are determined using the last day of attendance or substantive on-line participation.

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Specific refund policies by institution are:

Carrington College:

Tuition charges for the enrollment period are based on the student’s last day of attendance and the resulting percentage of the enrollment period completed. (Enrollment period is defined as a semester, quarter, term or other period in which charges are assessed.) Tuition earned by Carrington is determined by dividing the number of calendar days elapsed from the start date to the last day of attendance by the number of calendar days in the enrollment period. Students completing more than 60% of the enrollment period will be charged 100% of the tuition for the enrollment period. The refund shall be the amount the student paid in excess of the tuition earned by Carrington less additional charges for registration fees, student services fee, textbooks, program materials fee, supplies, and electronic equipment fees. If the student fails to return textbooks, uniforms, supplies or electronic equipment, the college may retain a portion of any payment made by the student to cover the cost of any unreturned items.

All refunds are calculated based on the last documented date of attendance and issued within 30 days (15 days for Nevada students) of the earlier of the date a student notifies of their withdrawal, the date Carrington determines the student is no longer enrolled, or as otherwise required by applicable state and/or federal regulations.

Chamberlain College of Nursing and DeVry University:

Refund calculations are based on the week of withdrawal, the institution’s policy and the policy of the student’s state of residence at the time of enrollment. Of the refund amounts calculated, the one most favorable to the student is issued. In all cases, policies are applied to tuition charged for the period of enrollment from which the student withdrew. Refund policies will be applied to the tuition charged for the withdrawn course or in the case of DeVry University undergraduates, the withdrawn program.

At minimum, refunds are calculated as follows:

Date of Withdrawal during:	Percent Refund of Tuition (Less Administrative Fee*)
First day of scheduled classes	100%
Balance of week 1	90%
Week 2	75%
Weeks 3 and 4	25%
Weeks 5–8	0%

*The administrative fee for Chamberlain College of Nursing is $50 per course. The administrative fee for DeVry University is 5% of tuition charges for the applicable period of enrollment or $150, whichever is less.

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American University of the Caribbean School of Medicine:

Students officially withdrawing from enrollment after beginning a term will be credited for tuition and refundable fees according to the following schedule:

Date of Withdrawal during:	Percent Refund of Tuition (Less Administrative Fee*)
Before the first day of class	100%
Within first 10% of enrollment period	90%
Between 10-25% of enrollment period	50%
Between 25-50% of enrollment period	25%
After 50% of enrollment period	0

*An administrative fee of 5% of tuition and fees or $100, whichever is less, is charged for all withdrawals

Ross University School of Medicine and Ross University School of Veterinary Medicine:

•	If a new student withdraws prior to the start of the first semester, no tuition charges are due; however, the student’s acceptance deposit is not refunded.

•	If a continuing student withdraws prior to the start of a semester, no tuition charges are due for that semester.

•	If a student withdraws during the first 60 percent of a semester, tuition charges are directly prorated based on the portion of the semester that has elapsed. As semesters are normally 15 weeks in length, tuition is prorated for withdrawals during weeks 1 through 9.

•	If a student withdraws after the first 60 percent of a semester- that is, after completing week 9- the full tuition charges remain due.

DeVry Brasil:

•	If a student withdraws prior to the start of the semester, 80% of the first month’s billed tuition is refunded to the student.

•	If a student withdraws after the start of a semester, DeVry Brasil retains 100% of the tuition billed through the month of withdrawal and ceases billing the student for additional months of the semester.

In response to: “All refunds are netted against revenue during the applicable academic term.”

Based on our historical experience, a certain percentage of students will withdraw from courses and be entitled to a refund of their tuition or return of financial aid to the funding source. At the beginning of every term, the DeVry Group institutions establish refund allowances against accounts receivable balances based on historical refund rates. These allowances are reduced and charged as a contra-revenue over the course of a term in the same ratable fashion as the related revenue. Throughout the term, the refund provision estimate is updated to reflect actual refund experience to match the revenue in the term to which the refunds apply.

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The following three comments (comments 9, 11 and 13) are answered on a combined basis in order to enhance the clarity of our responses.

9.	Refer to the earnings release on October 23, 2014. We note that your revenue per student undergraduate at DeVry University benefitted from underutilization of some planned scholarships. Please expand the discussion of revenue in MD&A to describe your scholarship programs in greater detail, including financial statement impact of the programs on the periods presented and any material trends in scholarship programs.

Note 9 – Intangible Assets, page 112

11.	Refer to your discussion of tuition rates on page 115. We note that tuition rates at DeVry University remain unchanged and that management implemented the DeVry Fixed Tuition Promise. We also note that you have added another scholarship program. Please expand MD&A to include a discussion of revenues and scholarships that addresses the impact of scholarships on your tuition revenue. Please revise to separately present these line items if they exceed 5% of total current liabilities pursuant to Rule 5-02 of Regulation S-X. Please also expand the disclosure on page 115 to incorporate your scholarship programs into the discussion of the Fixed Tuition Promise, as it may impact tuition per student if scholarships are significant.

Form 10-Q for Fiscal Quarter Ended December 31, 2014

13.	Refer to the discussion of revenue on page 37. Please also expand MD&A to explain in greater detail what is meant by “the strategic use of scholarships” and include the impact of scholarships on revenues.

DeVry Group’s Response

As part of its pricing strategy, DeVry Group has historically awarded scholarships as a means of attracting and retaining qualified students to its programs.

DeVry University periodically evaluates its scholarship programs to strategically focus scholarship initiatives to support higher-quality enrollment growth and student persistence in areas where DeVry University can differentiate itself in the market. This is why our Career Catalyst and Degree Completer scholarship programs were developed. These specifically identified scholarship programs are strategically redeploying and enhancing scholarship program funds which have existed for many years. Total scholarships represent approximately 4% of DeVry University gross tuition revenue for the years ended June 30, 2014 and 2013.

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Total scholarships represent 5% and 4% of gross tuition revenue for the six months ended December 31, 2014 and 2013, respectively.

The amount of scholarships awarded and disbursed is increasing at DeVry University; however, in terms of absolute value as compared to total tuition revenue, it has a relatively small impact on the change in average tuition per student between periods. The Fixed Tuition Promise instituted at DeVry University in fiscal year 2015, is another pricing strategy initiative designed to increase higher-quality enrollments and student persistence. This program is intended to increase revenue by attracting students more sensitive to pricing and retaining existing students.

We propose additional disclosure to enhance current MD&A disclosures (to be included in DeVry’s Form 10-Q for the quarterly period ending March 31, 2015):

REVENUE

Business, Technology and Management

DeVry University periodically evaluates its scholarship programs to strategically focus scholarship initiatives to support higher-quality student enrollment growth and student persistence in areas where DeVry University can differentiate itself in the market.

Note 3 – Summary of Significant Accounting Policies, page 97

Revenue Recognition, page 98

10.	Refer to your disclosures of reclassifications on page 103. We note you combined Deferred tuition revenue and Advance tuition payments in one balance sheet line item. Please revise to separately present these line items if they exceed 5% of total current liabilities pursuant to Rule 5-02 of Regulation S-X or tell us why you believe it is appropriate to combine these items.

DeVry Group’s Response

These two liability line items were combined in the second quarter of fiscal year 2014 because they represent the same accounting concept. As such, we feel separate line item disclosure is not necessary and the 5% threshold is not applicable individually for these two liabilities. The liability for Deferred Revenue is recorded when students are billed for tuition and fees at the commencement of a term or earnings period. The revenue associated with the student billings is earned by DeVry Group over the term or earnings period. The liability for Advanced Tuition Payments is recorded when students pay their tuition and fees before the start of a term or delivery period. The revenue associated with the prepaid tuition and fees is earned by DeVry Group over the term or delivery period. We intend to change the title of this balance sheet line item to “Deferred Revenue” beginning with DeVry’s Form 10-Q for the quarterly period ending March 31, 2015.

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Schedule II -Valuation and Qualifying Accounts and Reserves, page 128

12.	Please explain to us what the line item “Deducted from accounts receivable for refunds” represents.

DeVry Group’s Response

This line represents the allowance for refunds that is established against gross accounts receivable and revenue. At the start of a term or delivery period, students are billed tuition and fees. We recognize that some of these billings will require refunds upon withdrawal from courses or returns. Based on our historical experience, we estimate this amount and establish a reserve for the refunds. This reserve is debited each month during a term or delivery period based on actual refunds issued. Upon the completion of a term or delivery period an estimate is made of any potential out of period refunds and the reserve is adjusted accordingly.

Form 10-Q for Fiscal Quarter Ended December 31, 2014

14.	Refer to the discussion of Student Payments on pages 40 and 41. We note that you continue to provide financing options including your institutional loan programs. Please expand the discussion of funding sources to separately disclose the percentage of revenue from student accounts, to the extent that such accounts are part of the institutional loan program.

DeVry Group’s Response

The following table summarizes DeVry Group’s tuition payments funding from Institutional Student Loans which are included in “student accounts, cash payments, private scholarships, employer and military provided tuition assistance and other” as a percentage of total revenue for fiscal years 2014 and 2013 (in thousands).

Funding Source:	Fiscal Year 2014	Fiscal Year 2013
Institutional Student Loans (included in tuition payment from student accounts)	$28,205	$26,668
% of Total Consolidated Revenue	1.5%	1.4%

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Until such time that institutional student loans are significant enough to require separate disclosure in the funding source table, we plan to continue to include them to the “Tuition payments funding from student accounts, cash payments, private scholarships, employer and military provided tuition assistance and other” line item in this table.

As requested by the Commission staff’s letter, DeVry Group hereby acknowledges that:

1) DeVry Group is responsible for the adequacy and accuracy of the disclosures in the filings;

2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3) DeVry Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Patrick J. Unzicker, Vice President, Chief Accounting Officer and Treasurer, at (630) 515-4527 or Timothy J. Wiggins, Senior Vice President and Chief Financial Officer, at (630) 515-5894, should you have any questions regarding our responses or any related matters.

Sincerely,

DeVry Education Group Inc.

By:	/s/ Timothy J. Wiggins

Title:	Senior Vice President and Chief Financial Officer

By:	/s/ Patrick J. Unzicker

Title:	Vice President, Chief Accounting Officer and Treasurer